Peter R. Culpepper

P.O. Box 32429

Knoxville, Tennessee 37930

January 26, 2017

Secretary

Provectus Biopharmaceuticals, Inc.

7327 Oak Ridge Hwy.

Knoxville, Tennessee 37931

Dear Sir or Madam:

My name is Peter R. Culpepper. My address as it appears on the books of Provectus Biopharmaceuticals, Inc. (the “Corporation”) is P.O. Box 32429, Knoxville, Tennessee 37930. My home address is 9700 ColIier Pass Lane, Knoxville, Tennessee 37922. I own of record and beneficially 1,411,829 shares of common stock of the Corporation (“Common Stock”). In addition, I am the beneficial owner of 296,503 shares of Common Stock held in the Corporation’s 401(k) plan, I hold options to purchase 1,500,000 shares of Common Stock that are exercisable within 60 days (of which the Corporation has stated in a filing with the SEC options to purchase 400,000 shares terminated because of the termination of my employment with the Corporation) and I hold warrants entitling me to purchase 266,666 shares of Common Stock.

This is to notify you that I propose to nominate the following persons for election at the 2017 annual meeting of stockholders to serve as directors of the Corporation:

Peter R. Culpepper

Charles Littlejohn

Courtlandt G. Miller

Scott Palmer

Calvin A. Wallen III

Enclosed as Exhibits 1 through 5 to this letter is all the information about each of the proposed nominees that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. Also enclosed is a written consent of each of the proposed nominees to being named in a proxy statement as a nominee and to serving as a director if elected.

There is no arrangement or understanding between me and any of the proposed nominees pursuant to which the nominations are being made by me, other than the consents described in the preceding paragraph.

It is my intention that, unless the persons listed above, or other persons I believe would be suitable directors of the Corporation, are the nominees of the Board of Directors for election at the 2017 annual meeting of stockholders as directors of the Corporation, I will deliver a proxy statement and form of proxy to the holders of all the outstanding common stock of the Corporation.

Very truly yours,

Peter R. Culpepper

Exhibit 1

Peter R. Culpepper. Mr. Culpepper is 57 years old. From February 16, 2004 until December 28, 2016, Mr. Culpepper was an executive officer of Provectus Biopharmaceuticals, Inc. (the “Corporation”). From February 16, 2004 until February 22, 2016, he held the positions of Chief Financial Officer and Chief Operating Officer. From February 22, 2016 until December 28, 2016, he held the positions of Interim Chief Executive Officer and Chief Operating Officer. Since December 28, 2016, Mr. Culpepper has not been employed.

While Mr. Culpepper was an employee of the Corporation, he received compensation and benefits as an employee. From July 1, 2013 until December 28, 2016, Mr. Culpepper was employed under an Executive Employment Agreement dated July 1, 2013, and an Amended and Restated Executive Employment Agreement dated as of April 28, 2014. The compensation he received is described in the Corporation’s proxy statement dated April 29, 2016 or is available from the records of the Corporation.

Mr. Culpepper and the other officers of the Corporation have been named as defendants in several derivative suits instituted by stockholders of the Corporation. These include suits brought by Glenn Kleba and Don B. Dale which were resolved by execution of a Stipulated Settlement Agreement and Mutual Release dated June 6, 2014 (the “Kleba Settlement Agreement”). Under the Kleba Settlement Agreement, Mr. Culpepper agreed to pay the Corporation $2,240,000, which would be reduced to $1,120,000 and would be payable in instalments if Mr. Culpepper remained employed by the Corporation until December 31, 2018 or his employment was terminated before that date without Cause, or with Good Reason, as those terms are defined in his Employment Agreement. Under the Kleba Settlement Agreement, Mr. Culpepper also agreed that the Corporation could rescind 50% of the stock options that Mr. Culpepper had been granted in 2010 and 2011, and agreed to pay a portion of the fees the Corporation was required to pay the plaintiffs’ counsel, to the extent they are not paid by insurance carriers.

On December 28, 2016, the Corporation sent a letter to Mr. Culpepper asserting that his employment had been terminated by the Corporation for Cause. That letter asserted that (a) under the Kleba Settlement Agreement, Mr. Culpepper was required to pay $2.24 million under the Settlement Agreement, less any payments he had already made, and (b) Mr. Culpepper owed the Corporation $294,255 with regard to travel expenses, and demanded payment of those amounts and reimbursement for attorneys and experts fees that had been incurred by the Corporation. In a subsequent letter, the Corporation asserted that because his employment had allegedly been terminated for Cause, $2,051,083 was immediately due and payable under the Kleba Settlement Agreement as of December 29, 2016.

In letters dated January 3, 2017 and January 23, 2017, Mr. Culpepper said there had not been Cause for the termination of his employment. He said that because of this, (a) the amount he is required to pay under the Settlement Agreement is $1,120,000 minus $433,333 already paid, with the next installment due by October 3, 2017, and (b) he is entitled under his Employment Agreement to receive two years’ base salary (a total of $1,000,000), payable during January 2017. Mr. Culpepper has demanded that the claims regarding his employment be submitted to

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mediation, which if not successful is to be followed by arbitration, as required by his Employment Agreement. With regard to his travel expenses, Mr. Culpepper stated that he had provided reconciliations of all but approximately $39,000 of the reimbursements of hundreds of thousands of dollars per year of expenses incurred in 2015 and prior years. The approximately $39,000 has been repaid, primarily by credits against expense reimbursements owed to Mr. Culpepper by the Corporation.

There is no arrangement or understanding between Mr. Culpepper and any other person pursuant to which Mr. Culpepper is to be selected as a director or nominee.

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CONSENT TO BE NAMED IN

PROXY STATEMENT

I consent to be named in a proxy statement of Provectus Biopharmaceuticals, Inc. (the “Company”) relating to its 2017 Annual Meeting of Stockholders as a nominee for election to the Board of Directors of the Company. I further agree to serve as a director of the Company if I am elected.

/s/ Peter R. Culpepper

January 25, 2017

Exhibit 2

Charles Littlejohn. Mr. Littlejohn is 70 years old. Mr. Littlejohn has never held a position as a director or officer of Provectus Biopharmaceuticals, Inc. For more than five years, Mr. Littlejohn has been a self-employed private investor. There is no arrangement or understanding between Mr. Littlejohn and any other person pursuant to which Mr. Littlejohn is to be selected as a director or nominee.

CONSENT TO BE NAMED IN

PROXY STATEMENT

I consent to be named in a proxy statement of Provectus Biopharmaceuticals, Inc. (the “Company”) relating to its 2017 Annual Meeting of Stockholders as a nominee for election to the Board of Directors of the Company. I further agree to serve as a director of the Company if I am elected.

/s/ Charles Littlejohn

January 25, 2017

Exhibit 3

Courtlandt G. Miller. Mr. Miller is 65 years old. For more than five years, Mr. Miller has been the Chief Executive Officer and Chairman of the Board of Via Verde Limited, a renewable energy company focused on low cost, low maintenance wind energy generation solutions in urban environments, a Director and Secretary of Helios Coatings, Inc., an environmentally friendly metalized coatings company serving the automotive and food processing industries, a Director and the Secretary of EcoVolt Power Corporation, a company that offers longer lasting, low cost energy storage solutions for the automotive market, and the Chief Executive Officer of Folica Labs, LLC, a cosmetics company. Mr. Miller is a Director of Perry Baromedical, Inc, a leading manufacturer of hyperbaric oxygen therapy chambers and related products.

There is no arrangement or understanding between Mr. Miller and any other person pursuant to which Mr. Miller is to be selected as a director or nominee.

CONSENT TO BE NAMED IN PROXY STATEMENT

I consent to be named in a proxy statement of Provectus Biopharmaceuticals, Inc. (the “Company”) relating to its 2017 Annual Meeting of Stockholders as a nominee for election to the Board of Directors of the Company. I further agree to serve as a director of the Company if I am elected.

/s/ Courtlandt G. Miller
Courtlandt G. Miller

January 25, 2017

Exhibit 4

Scott Palmer. Dr. Palmer is 60 years old. Dr. Palmer has never held a position as a director or officer of Provectus Biopharmaceuticals, Inc. For more than five years, Mr. Palmer has been self-employed as a physician. There is no arrangement or understanding between Dr. Palmer and any other person pursuant to which Dr. Palmer is to be selected as a director or nominee.

CONSENT TO BE NAMED IN PROXY STATEMENT

I consent to be named in a proxy statement of Provectus Biopharmaceuticals, Inc. (the “Company”) relating to its 2017 Annual Meeting of Stockholders as a nominee for election to the Board of Directors of the Company. I further agree to serve as a director of the Company if I am elected.

/s/ Scott Palmer
Scott Palmer

January 25, 2017

Exhibit 5

Calvin A. Wallen III. Mr. Wallen is 62 years old. For more than five years, prior to March 1, 2016, Mr. Wallen was the Chief Executive Officer and President of Cubic Energy, Inc., an upstream oil and gas activity company. He continues to serve as the Chairman of the Board of Cubic Energy, Inc. In December 2015, Cubic Energy, Inc. commenced a proceeding under Chapter 11 of the Bankruptcy Code. For more than five years, Mr. Wallen has also been the President of Fossil Operating, Inc., an oil and gas operations company and of Pandale Holdings, a company he owns that holds interests in various companies, including Cardiovascular BioTherapeutics, Inc., of which Mr. Wallen has for more than five years been the Chairman of the Board of Directors.

There is no arrangement or understanding between Mr. Wallen and any other person pursuant to which Mr. Wallen is to be selected as a director or nominee.

CONSENT TO BE NAMED IN

PROXY STATEMENT

I consent to be named in a proxy statement of Provectus Biopharmaceuticals, Inc. (the “Company”) relating to its 2017 Annual Meeting of Stockholders as a nominee for election to the Board of Directors of the Company. I further agree to serve as a director of the Company if I am elected.

/s/ Calvin A. Wallen III
Calvin A. Wallen III

January 24, 2017